SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CALENDAR OF CORPORATE EVENTS
2014

01/28/2014

CALENDAR OF CORPORATE EVENTS
Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Chief Financial Officer (CFO)	Name: Mario Augusto da Silva
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9735 / +55 11 3576-9531
Fax: +55 11 3576-9532
Responsible for Investor Relations Area	Name: Roberta Pimphari Varella
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9531
Fax: +55 11 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia (BA) Jornal A Tarde (BA)

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2013
EVENT	DATE
Accessible to Shareholders	02.13.2014
Publication	02.20.2014
Submission to BM&FBOVESPA	02.13.2014

Standardized Financial Statement (DFP), as of 12/31/2013
EVENT	DATE
Submission to BM&FBOVESPA	02.13.2014

Annual Financial Statement, in 20F Form, as of 12/31/2013
EVENT	DATE
Submission to BM&FBOVESPA	04.30.2014

Reference Form, as of 12/31/2014
EVENT	DATE
Submission to BM&FBOVESPA	05.30.2014

Quarterly Financial Statements – ITR
EVENT – Submission to BM&FBOVESPA	DATE
Referring to 1st quarter of 2014	05.08.2014
Referring to 2nd quarter of 2014	08.07.2014
Referring to 3rd quarter of 2014	11.06.2014

1

Quarterly Financial Statements – ITR (in English)
EVENT – Submission to BM&FBOVESPA	DATE
Referring to 4th quarter of 2013	02.14.2014
Referring to 1st quarter of 2014	05.09.2014
Referring to 2nd quarter of 2014	08.08.2014
Referring to 3rd quarter of 2014	11.07.2014

Conference Calls (Optional)
EVENT	DATE
2013 National and International Conference Call	02.14.2014
1st Quarter of 2014 National and International Conference Call	05.09.2014
2nd Quarter of 2014 National and International Conference Call	08.08.2014
3rd Quarter of 2014 National and International Conference Call	11.07.2014

Public Meetings with Analysts
EVENT	DATE
Public Meeting with Analysts in São Paulo - SP / 2013 Results 08h30 a.m. (Brasília Time) Hotel Hilton São Paulo Morumbi - Av. das Nações Unidas, 12901	02.18.2014
Public Meeting with Analysts in Rio de Janeiro - RJ / 2013 Results 08h30 a.m. (Brasília Time) Hotel JW Marriott - Av. Atlantica, 2600 - Copacabana	02.21.2014

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	02.24.2014 02.25.2014 02.26.2014
Submission of the Call Notice to BM&FBOVESPA	02.24.2014
Submission of the Management Proposal to BM&FBOVESPA	02.24.2014
Annual Shareholders’ Meeting	03.26.2014
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&FBOVESPA	03.26.2014

Board of Directors’ Meetings (already scheduled)
EVENT	DATE
Referring to Fiscal Year 2013	02.12.2014
Submission to BM&FBOVESPA	02.12.2014

Referring to 1st quarter of 2014	05.07.2014
Submission to BM&FBOVESPA	05.07.2014

Referring to 2nd quarter of 2014	08.06.2014
Submission to BM&FBOVESPA	08.06.2014

Referring to 3rd quarter of 2014	11.05.2014
Submission to BM&FBOVESPA	11.05.2014

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.